Kama Resources Inc.
Suite 1707-B, 17th Floor, CTS Center
219 Zhong Shan Wu Road
Guangzhou, China 510030
Tel. 8613808821282
Fax. 862083332588

May 27, 2010


United States
Securities and Exchange Commission
Washington, D.C. 20549
Attn : Mary Mills-Arpenteng
Special Counsel

Re:  Kama Resources Inc.
Registration Statement on Form S-1/A-2
Filed March 4, 2010
File No. 333-164206

This cover letter is a response to the comment letter sent by the United States Securities and Exchange Commission. Below are comments regarding the issues raised in their comment letter.


Prospectus Cover Page
1. I have disclosed additional information regarding our offering on the basis of both maximum and minimum shares offered. Net proceeds to us is also included in the amended page.
2.   I have included the Dealer Prospectus Delivery Obligation
     (Don't have appropriate expiration date)
3. I have deleted the statements in question. Furthermore, I have added disclosure regarding the minimum amount that is required to fund our 12 month operations. Also, I have also included an issue that may prevent us from implementing our business plan.
4. Additional information is provided regarding on what we expect to accomplish in the event that we sell the minimum or maximum shares.

The Offering
5.   The chart has been modified based on maximum and minimum amounts.

Risk Factors
6.   I have modified this section to ensure consistency.
7. I have added the risk factor subheading minimum of net proceeds required for 12 months of operations, as well as the liquidity position after the sale.

Use of Proceeds
8. I have reconciled this section and made clear that we require a minimum of $5,000 in net proceeds to operate for the next 12 months.In addition, I have stated that our sole officer had determined the minimum amount that is necessary to sustain operations for the next 12 months.

Business
9. I have revised our business strategy in this section.Also, I have included the service that we intend to offer and how we plan to deliver. We do not have a ramp up process.

Financial Statement
10.  I have included an updated financial statement.

Notes to the Financial Statements
11. Note 2- Summary of Significant Accounting Policies: revised according to accounting standards to reflect the Codification.

Concept Stage Company
12.  I have made changes to all sections that were previously
     "Concept Stage" to "Development Stage".
13.  An updated auditor consent has been filed.




Sincerely,

-S-

Dayong Sun